UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.2.	Separate Condensed Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Certain Affiliated Companies

7.5.	Related Party Transactions

Summary of Business Report for Fiscal Year 2016

On March 31, 2017, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the fiscal year ended December 31, 2016 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank Co., Ltd.

•	March 20, 2014

Added KB Capital Co., Ltd. as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary.

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%.

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary.

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	September 9, 2016

Liquidated NPS-KBIC No. 1 Private Equity Fund

•	November 29, 2016

Established KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 22, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd.

1.3.	Overview of the Business Group

(As of December 31, 2016)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.(1)	KB Financial Group	Not listed
	KB Insurance Co., Ltd.(2)	KB Financial Group	Listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)

	Hyundai Savings Bank Co., Ltd.	KB Securities	Not listed
	Hyundai Asset Management Co., Ltd.	KB Securities	Not listed
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)

Hyundai-Tongyang Agrifood Private Equity Fund	KB Securities	Not listed
Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed
KB-Glenwood Private Equity Fund No.1	KB Securities	Not listed
KB Private Equity Fund III	KB Securities	Not listed

KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
KB Sonbo CNS	KB Insurance	Not listed
Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed (Overseas)
KB Golden Life Care Co., Ltd.	KB Insurance	Not listed

KBIC No.3 PEF	KB Investment	Not listed
KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
KoFC Value-up Private Equity Fund	KB Investment	Not listed
Korea GCC Global Cooperation PEF	KB Investment	Not listed

(1)	On August 2, 2016, the Company entered into a stock swap agreement with Hyundai Securities to effect a comprehensive stock swap (the “Stock Swap”) pursuant to which Hyundai Securities would become a wholly-owned subsidiary of the Company. On October 4, 2016, the board of directors of the Company approved the Stock Swap. On October 19, 2016 (the date of the Stock Swap), 166,516,250 common shares of Hyundai Securities were exchanged for 31,759,844 newly issued common shares of the Company, and Hyundai Securities became a wholly-owned subsidiary of the Company. On November 1, 2016, Hyundai Securities was delisted. On December 30, 2016, KB Investment & Securities was merged with and into Hyundai Securities with Hyundai Securities as the surviving entity, and KB Securities was launched.
(2)	A non-consolidated first-tier subsidiary.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of December 31, 2016)	(Unit: Won, shares)

Issue Date	Type	Number of shares	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	Stock Swap; % increase in number of common shares: 8.22045%

Number of Shares

(As of December 31, 2016)	(Unit: shares)
	Type
	Common Stock	Other Stock	Total
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000
Shares Issued (A) (1)	418,111,537	—	418,111,537
Treasury Stock (B) (2)	19,700,883	—	19,700,883
Shares Outstanding (A-B)	398,410,654	—	398,410,654

(1)	On October 19, 2016, the Company issued 31,759,844 shares of common stock in connection with the Stock Swap, and the total number of shares issued by the Company increased to 418,111,537.
(2)	As of March 24, 2017, the Company held an aggregate of 21,546,313 shares of common stock as treasury shares, which were acquired pursuant to a trust agreement. The Company has not made any decision on the future use of its treasury shares.

1.4.2.	Voting Rights

(As of December 31, 2016)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	418,111,537	—
	—	—	—
Shares without voting rights	Common shares	19,700,883	Treasury shares
	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—

Shares for which voting rights are restricted under relevant laws and regulations	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	398,410,654	—

1.5.	Dividends

Items		January 1, 2016 to December 31, 2016	January 1, 2015 to December 31, 2015	January 1, 2014 to December 31, 2014
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income (Won in Millions)		2,143,744	1,698,318	1,400,722
Earnings per share (Won)		5,588	4,396	3,626

Total cash dividends (Won in Millions)		497,969	378,625	301,354

Total stock dividends (Won in Millions)		—	—	—

(Consolidated) Cash dividend payout ratio (%)		23.2	22.3	21.5
Cash dividend yield (%)	Common Shares	2.9	2.9	2.0
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	1,250	980	780
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

2.	Business

2.1.	Results of Operations

		(Unit: in millions of Won)
	For the year ended	For the year ended	For the year ended
	December 31, 2016	December 31, 2015	December 31, 2014
Net interest income	6,402,529	6,203,199	6,415,775
Interest income	10,021,882	10,375,823	11,635,296
Interest expense	(3,619,353)	(4,172,624)	(5,219,521)
Net fee and commission income	1,584,892	1,534,983	1,382,729
Fee and commission income	3,150,877	2,971,095	2,666,185
Fee and commission expense	(1,565,985)	(1,436,112)	(1,283,456)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	(8,768)	359,727	439,198
Net other operating expenses	(533,711)	(715,960)	(1,040,909)
General and administrative expenses	(5,228,711)	(4,523,584)	(4,009,694)
Operating profit before provision for credit losses	2,216,231	2,858,365	3,187,099
Provision for credit losses	(539,283)	(1,037,231)	(1,227,976)
Net operating profit	1,676,948	1,821,134	1,959,123

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

(Unit: in millions of Won)
		For the year ended December 31, 2016			For the year ended December 31, 2015			For the year ended December 31, 2014
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	207,194,480	1.32	60.76	193,725,814	1.69	62.62	186,833,286	2.20	63.76
	Certificate of deposit	3,386,647	1.65	0.99	3,645,078	1.92	1.18	1,689,157	2.71	0.58
	Borrowings	6,803,292	1.54	2.00	5,709,025	1.88	1.85	5,456,405	2.52	1.86
	Call money	1,414,780	1.35	0.41	2,009,387	1.66	0.65	3,177,907	2.36	1.08
	Debentures	30,075,804	2.49	8.82	27,365,637	2.78	8.85	24,966,578	3.80	8.52
	Other	7,700,215	1.45	2.26	4,763,806	2.03	1.53	3,298,600	2.80	1.13

Subtotal		256,575,218	1.47	75.24	237,218,747	1.83	76.68	225,421,933	2.40	76.93

Foreign Currency	Deposits	8,713,640	0.53	2.56	6,183,499	0.52	2.00	5,087,884	0.52	1.74
	Borrowings	5,644,047	0.78	1.66	6,121,121	0.46	1.98	6,071,393	0.52	2.07
	Call money	1,161,517	0.72	0.34	1,007,103	0.28	0.33	985,695	0.30	0.34
	Debentures	4,139,036	2.55	1.21	3,520,324	3.00	1.14	3,082,838	2.74	1.05
	Other	222,098	0.94	0.06	163,462	1.31	0.05	212,797	1.14	0.07

Subtotal		19,880,338	1.04	5.83	16,995,509	1.01	5.50	15,440,607	0.96	5.27

Other	Total shareholders’ equity	30,308,008	—	8.89	28,252,594	—	9.13	26,872,801	—	9.17

	Allowances	748,594	—	0.22	787,604	—	0.25	765,895	—	0.26
	Other	33,476,080	—	9.82	26,126,546	—	8.44	24,543,634	—	8.37

Subtotal		64,532,682	—	18.93	55,166,744	—	17.82	52,182,330	—	17.80

Total		340,988,238	—	100.00	309,381,000	—	100.00	293,044,870	—	100.00

Note:    Based on K-IFRS (on a consolidated basis).

2.2.2. Uses of Funds

(Unit: in millions of Won)
		For the year ended December 31, 2016			For the year ended December 31, 2015			For the year ended December 31, 2014
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	6,075,873	1.52	1.78	7,197,739	1.83	2.33	6,534,133	2.56	2.23
	Securities	55,999,995	2.12	16.42	45,372,914	3.22	14.67	43,889,573	3.81	14.98
	Loans	225,153,667	3.15	66.03	207,499,414	3.48	67.07	195,609,187	4.16	66.75
	Guarantee payments under payment guarantee	28,005	1.16	0.01	32,644	1.19	0.01	51,156	0.76	0.02
	Call loan	399,843	1.43	0.12	314,179	1.79	0.10	642,821	2.35	0.22
	Private placement corporate bonds	1,081,692	3.99	0.32	830,676	3.81	0.27	692,993	4.83	0.24
	Credit cards	12,823,200	8.66	3.76	11,904,279	9.03	3.85	11,309,156	9.86	3.86
	Other	5,061,229	4.96	1.48	7,154,906	5.15	2.31	8,231,500	5.47	2.81
	Allowance	(2,182,313)	—	(0.64)	(2,316,563)	—	(0.75)	(2,844,954)	—	(0.97)

Subtotal		304,441,191	3.21	89.28	277,990,188	3.70	89.86	264,115,565	4.39	90.14

Foreign Currency	Due from banks	2,553,722	0.75	0.75	1,782,048	1.12	0.58	1,277,335	1.81	0.43
	Securities	3,792,545	2.61	1.11	1,285,058	2.06	0.42	815,219	3.17	0.28
	Loans	8,125,102	1.76	2.38	9,009,829	1.52	2.91	8,347,507	1.81	2.85
	Call loan	2,220,839	0.65	0.65	1,435,461	0.33	0.46	1,869,308	0.81	0.64
	Bills bought	2,768,692	1.30	0.81	2,728,557	1.10	0.88	2,232,263	1.30	0.76
	Allowance	(328,130)	—	(0.10)	(234,422)	—	(0.08)	(197,375)	—	(0.07)
	Other	24,789	—	0.02	3,143	—	—	2,470	—	—

Subtotal		19,157,559	1.64	5.62	16,009,674	1.37	5.17	14,346,727	1.70	4.89

Other	Cash	1,724,701	—	0.51	1,715,237	—	0.55	1,659,230	—	0.57
	Fixed assets held for business	3,464,031	—	1.02	3,230,133	—	1.04	3,196,710	—	1.09
	Other	12,200,756	—	3.57	10,435,768	—	3.38	9,726,638	—	3.31

Subtotal		17,389,488	—	5.10	15,381,138	—	4.97	14,582,578	—	4.97

Total		340,988,238	—	100.00	309,381,000	—	100.00	293,044,870	—	100.00

Note:    Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group			(Unit: in billions of Won, %)
	As of December 31, 2016(1)	As of December 31, 2015	As of December 31, 2014
Total Capital (A)	31,103	29,140	28,348
Risk-weighted assets (B)	203,649	188,213	182,486
BIS ratio (A/B)	15.27	15.48	15.53

*Note: Calculated in accordance with Basel III

Kookmin Bank			(Unit: in billions of Won, %)
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Total Capital (A)	24,579	23,686	23,422
Risk-weighted assets (B)	150,649	147,973	146,690
BIS ratio (A/B)	16.32	16.01	15.97

*Note: Calculated in accordance with Basel III

2.3.2. Credit Ratings

(As of December 31, 2016)
Date of Rating	Type	Credit Rating	Rating Company (Rating Range)
2/23/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/5/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

9/16/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/18/2015	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

11/25/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/11/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/30/2016	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/22/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

8/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/25/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.3. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 14, 2016	171
July 9, 2016	210
January 23, 2017	2,795

2.3.4. Purchase of Land for New Headquarters

In March 2016, Kookmin Bank entered into a land purchase agreement to purchase a site of approximately 4,727 square meters located in Yeoido, Seoul, on which it plans to construct its new headquarters (with a floor space of approximately 56,000 square meters) by 2020. By centralizing its headquarters functions, Kookmin Bank seeks to reduce rental costs and other intangible losses while achieving synergy among business units located in close proximity.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1. Consolidated Statements of Financial Position

		(Unit: in millions of Won)
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Cash and due from financial institutions	17,884,863	16,316,066	15,423,847
Financial assets at fair value through profit or loss	27,858,364	11,174,064	10,757,910
Derivative financial assets	3,381,935	2,278,112	1,968,190
Loans	265,486,134	245,005,370	231,449,653
Financial investments	45,147,797	39,136,759	34,960,620
Investments in associates	1,770,673	1,737,840	670,332
Property and equipment	3,627,268	3,287,383	3,082,985
Investment property	755,011	211,815	377,544
Intangible assets	652,316	466,828	488,922
Current income tax assets	65,738	18,525	306,313
Deferred income tax assets	133,624	8,373	15,562
Assets held for sale	52,148	48,628	70,357
Other assets	8,857,785	9,375,704	8,783,473

Total assets	375,673,656	329,065,467	308,355,708

Financial liabilities at fair value through profit or loss	12,122,836	2,974,604	1,818,968
Derivative financial liabilities	3,807,128	2,325,756	1,797,390
Deposits	239,729,695	224,268,185	211,549,121
Debts	26,251,486	16,240,743	15,864,500
Debentures	34,992,057	32,600,603	29,200,706
Provisions	537,717	607,860	614,347
Net defined benefit liabilities	96,299	73,197	75,684
Current income tax liabilities	441,812	30,920	231,907
Deferred income tax liabilities	103,482	179,243	93,211
Other liabilities	26,329,741	20,861,634	19,597,202

Total liabilities	344,412,253	300,162,745	280,843,036

Equity attributable to shareholders of the parent company	30,998,044	28,680,621	27,315,092
Share capital	2,090,558	1,931,758	1,931,758
Capital surplus	16,994,902	15,854,510	15,854,510
Accumulated other comprehensive income	405,329	430,244	461,679
Retained earnings	12,229,228	10,464,109	9,067,145
Treasury shares	(721,973)	—	—
Non-controlling interests	263,359	222,101	197,580

Total equity	31,261,403	28,902,722	27,512,672

Total liabilities and equity	375,673,656	329,065,467	308,355,708

Number of consolidated companies	196	83	112

3.1.2. Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Net interest income	6,402,529	6,203,199	6,415,775
Net fee and commission income	1,584,892	1,534,983	1,382,729
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	(8,768)	359,727	439,198
Net other operating expenses	(533,711)	(715,960)	(1,040,909)
General and administrative expenses	(5,228,711)	(4,523,584)	(4,009,694)
Operating profit before provision for credit losses	2,216,231	2,858,365	3,187,099
Provision for credit losses	(539,283)	(1,037,231)	(1,227,976)
Net operating income	1,676,948	1,821,134	1,959,123
Net non-operating income(loss)	951,707	343,561	(57,698)
Profit before income tax	2,628,655	2,164,695	1,901,425
Income tax expense	(438,475)	(437,389)	(486,314)
Profit for the period	2,190,180	1,727,306	1,415,111
Other comprehensive income (loss) for the period, net of tax	(24,937)	(31,262)	123,863

Total comprehensive income for the period	2,165,243	1,696,044	1,538,974

Profit attributable to:	2,190,180	1,727,306	1,415,111
Shareholders of the parent company	2,143,744	1,698,318	1,400,722
Non-controlling interests	46,436	28,988	14,389

Total comprehensive income for the period attributable to:	2,165,243	1,696,044	1,538,974

Shareholders of the parent company	2,118,829	1,666,883	1,526,089
Non-controlling interests	46,414	29,161	12,885
Earnings per share
Basic earnings per share (Won)	5,588	4,396	3,626
Diluted earnings per share (Won)	5,559	4,376	3,611

3.2.	Separate Condensed Financial Information

3.2.1. Separate Statements of Financial Position

		(Unit: in millions of Won)
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Cash and due from financial institutions	115,065	324,947	30,739
Financial assets at fair value through profit or loss	246,656	99,118	—
Loans	29,415	—	10,000
Investments in subsidiaries	21,392,745	18,557,566	18,557,566
Investments in associates	1,053,690	883,065	—
Property and equipment	469	578	514
Intangible assets	8,092	8,428	8,684
Deferred income tax assets	4,604	4,515	4,089
Other assets	519,223	137,954	598,929

Total assets	23,369,959	20,016,171	19,210,521

Debts	350,000	—	—
Debentures	3,474,200	1,647,117	628,837
Net defined benefit liabilities	(193)	591	803
Current income tax liabilities	419,607	17,178	222,639
Other liabilities	104,528	123,281	71,568

Total liabilities	4,348,142	1,788,167	923,847

Share capital	2,090,558	1,931,758	1,931,758
Capital surplus	14,656,168	13,513,809	13,513,809
Accumulated other comprehensive loss	(4,742)	(4,979)	(4,238)
Retained earnings	2,998,923	2,787,416	2,845,345
Treasury Shares	(719,090)	—	—

Total equity	19,021,817	18,228,004	18,286,674

Total liabilities and equity	23,369,959	20,016,171	19,210,521

Evaluation method for investment securities in subsidiaries, affiliates and joint ventures	Cost-method	Cost-method	Cost-method

3.2.2. Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Net interest expense	(55,924)	(25,744)	(16,758)
Net fee and commission expense	(7,214)	(8,228)	(6,658)
Net gains on financial assets at fair value through profit or loss	5,272	1,658	—
Net other operating income	694,908	315,527	493,782
General and administrative expenses	(46,734)	(39,916)	(36,342)
Operating profit before provision for credit losses	590,308	243,297	434,024
Provision for credit losses	—	—	—
Operating profit	590,308	243,297	434,024
Net non-operating expense	(340)	(62)	(473)
Profit before income tax	589,968	243,235	433,551
Income tax benefit (expense)	164	190	(600)
Profit for the period	590,132	243,425	432,951
Other comprehensive income (loss) for the period, net of tax	237	(741)	(1,523)

Total comprehensive income for the period	590,369	242,684	431,428

Earnings per share
Basic earnings per share (Won)	1,538	630	1,121
Diluted earnings per share (Won)	1,530	627	1,116

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, %)
Category	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Current assets in Won (A)	59,429	325,124	30,767
Current liabilities in Won (B)	5,554	4,565	2,170
Liquidity ratio (A/B)	1,070.02	7,122.10	1,417.54

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Selected ratios

			(Unit: %)
Category	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Net income as a percentage of average total assets (ROA)	0.63	0.54	0.47
Net income as a percentage of average shareholders’ equity (ROE)	7.26	6.06	5.26

Note: Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower

(As of December 31, 2016)
Company	Credit extended
(Unit: in billions of Won)
Samsung Electronics Co., Ltd.	1,314
LG Electronics Inc.	652
Samsung Display Co., Ltd.	641
Hyundai Heavy Industries Co., Ltd.	603
Hyundai Steel Co., Ltd.	569
Korea Securities Finance Corp.	538
Hyundai Capital Services, Inc.	527
Samsung Heavy Industries Co., Ltd.	507
S-Oil Corporation	478
Kia Motors Corporation	468
Hyundai Motor Company	459
Posco Daewoo Corporation	437
Airport Railroad Co., Ltd.	435
KT Corporation	419
Shinhan Financial Group Co., Ltd.	402
Hankook Tire Co., Ltd.	395
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	393
CJ CheilJedang Corporation	391
Shinsegae Inc.	378
LS Nikko Copper Inc.	365

Total	10,370

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of December 31, 2016)
Group	Credit extended
(Unit: in billions of Won)
Hyundai Motor	3,841
Samsung	3,396
SK	1,875
Lotte	1,370
Hanwha	1,346
LG	1,335
POSCO	1,181
Hyundai Heavy	960
GS	871
LS	835

Total	17,011

3.3.5. Kookmin Bank’s Loan Concentration by Industry

	(As of December 31, 2016)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	38,709	34.67
Real estate	22,741	20.37
Retail and wholesale	15,691	14.05
Hotel, lodging and food service	7,196	6.45
Construction	3,458	3.10
Financial institutions	1,795	1.61
Other	22,054	19.75

Total	111,645	100.00

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank

		(As of December 31, 2016)
	Industry	Total Credit	Allowance for Loan Losses
			(Unit: in billions of Won)
Borrower A	Construction	99	97
Borrower B	Construction	67	69
Borrower C	Manufacturing	61	61
Borrower D	Publishing, Media, Broadcasting and Information Services	55	49
Borrower E	Shipbuilding	52	37
Borrower F	Real estate and leasing	42	42
Borrower G	Construction	41	40
Borrower H	Shipping	24	24
Borrower I	Manufacturing	18	6
Borrower J	Arts, sports and recreation related services	17	17
Borrower K	Publishing, Media, Broadcasting and Information Services	15	13
Borrower L	Manufacturing	14	1
Borrower M	Construction	14	13
Borrower N	Manufacturing	14	14
Borrower O	Hotel, lodging and food services	13	3
Borrower P	Retail and wholesale	12	9
Borrower Q	Manufacturing	12	12
Borrower R	Retail and wholesale	12	11
Borrower S	Manufacturing	11	10
Borrower T	Manufacturing	10	1

Total		601	528

3.4.	Other Financial Information

See the Company’s Form 6-K furnished to the Securities and Exchange Commission on March 14, 2017 (available on www.sec.gov), which contains the Company’s audited consolidated and separate financial statements as of and for the years ended December 31, 2016 and 2015 and related notes, which have been prepared in accordance with K-IFRS. The Company’s audited consolidated and separate financial statements are also available on its website, www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	10,505
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	9,947
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	732	9,869

(1)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1) (in millions of Won)
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 to April 30, 2017	459
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 to April 30, 2016	459
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2014 to April 30, 2015	487

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2016, our board of directors consisted of eight directors, comprising one executive director, one non-standing director and six non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Corporate Governance Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1. Total Amount Approved at the Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)	Total amount approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	8 (6)	2,500	—

(1)	Represents the total number of applicable persons as of December 31, 2016.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term incentive performance share grants.

5.3.2. Total Amount Paid as of December 31, 2016

			(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)	Average payment per person(3)	Notes
8	1,047	127	—

(1)	Represents the total number of applicable persons as of December 31, 2016.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2016 (including the amount paid to Mr. Woon Youl Choi, a former non-executive director, who resigned on March 25, 2016).
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2016, divided by (ii) the annualized number of applicable persons for the applicable reporting period.

	(Unit: in millions of Won)
	Total number of persons(1)	Total payment (2)(4)(5)	Average payment per person (3)	Notes
Registered Directors (excluding non-executive directors and audit committee members)	2	554	277	—
Non-executive Directors (excluding audit committee members)	3	236	79	—
Audit committee members	3	257	80	—
Internal auditor	—	—	—	—

(1)	Represents the total number of applicable persons as of December 31, 2016.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2016 (including the amount paid to Mr. Woon Youl Choi, a former non-executive director, who resigned on March 25, 2016).
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2016, divided by (ii) the annualized number of applicable persons for the applicable reporting period.
(4)	Payment subject to the Company’s internal policies on compensation to directors.
(5)	The total amount paid (rounded to the nearest million) to our registered director for the year ended December 31, 2016 (including the amount paid by Kookmin Bank to our registered director who concurrently serves as the president of Kookmin Bank) is Won 1,024 million (Won 554 million by KB Financial Group and Won 470 million by Kookmin Bank). Such amount includes 2016 annual salary of Won 683 million (Won 372 million by KB Financial Group and Won 311 million by Kookmin Bank) and short-term performance-based incentive payments of Won 341 million (Won 182 million by KB Financial Group and Won 159 million by Kookmin Bank), which were based on performance in 2015 and paid in the first quarter of 2016. Such amount does not include performance-based stock grants of 60,841 shares of KB Financial Group (32,449 shares granted by KB Financial Group and 28,392 shares by Kookmin Bank).

5.3.3. Compensation exceeding Won 500 million – Individual basis

Compensation exceeding Won 500 million – Individual Basis

(Unit: in millions of Won)

Name	Position	Total Compensation(1)(2)	Additional Compensation
Jong Kyoo Yoon	Chairman & CEO	554	- 32,449 shares were granted as a long-term performance-based stock grant. The actual payment amount will be determined in the future based on (i) a performance evaluation over a three-year period from November 21, 2014 to November 20, 2017 and (ii) the market price of our shares.

(1)	Consists of 2016 annual salary of Won 372 million (including allowances for business expenses of Won 168 million) and a short-term incentive payment of Won 182 million, which was based on performance in 2015 and paid in the first quarter of 2016.
(2)	The total amount paid (rounded to the nearest million) for the year ended December 31, 2016 (including the amount paid by Kookmin Bank to Mr. Jong Kyoo Yoon, who concurrently serves as the president of Kookmin Bank) is Won 1,024 million (Won 554 million by KB Financial Group and Won 470 million by Kookmin Bank). Such amount includes 2016 annual salary of Won 683 million (Won 372 million by KB Financial Group and Won 311 million by Kookmin Bank) and short-term performance-based incentive payments of Won 341 million (Won 182 million by KB Financial Group and Won 159 million by Kookmin Bank), which were based on performance in 2015 and paid in the first quarter of 2016. Such amount does not include performance-based stock grants of 60,841 shares of KB Financial Group (32,449 shares granted by KB Financial Group and 28,392 shares by Kookmin Bank).

Criteria and method of calculating compensation

Name	Compensation Type	Classification	Total Compensation (in millions of Won)	Calculation criteria and method
Jong Kyoo Yoon	Earned income	Salary	372	- A monthly salary of Won 31 million is paid, which is derived by dividing (i) the amount of annual salary determined by resolution of the Evaluation & Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting by (ii) 12 months. (This amount includes allowances for business expenses)

Bonus	182

- The bonus payment was a short-term performance-based incentive payment paid in the first quarter of 2016 based on the final performance evaluation and resolution by the Evaluation & Compensation Committee, in accordance with the “Proposal on Long- and Short-Term Performance Evaluation and Compensation Scheme for the CEO,” which was approved at a meeting of the Evaluation & Compensation Committee held in the first quarter of 2015.

-The short-term performance evaluation index for 2015 comprises financial results (e.g., ROE, RAROC, CIR, real NPL ratio, innovation index) and results related to strategic initiatives (e.g., laying a foundation to become a leading financial group by securing competitive edge or executing inorganic growth strategies). The amount of the short-term incentive payment is determined based on the aggregate score for the index items above as well as the applicable year’s net income, within the range of 0%-100% of the base salary.

- With respect to financial results, the major achievements reflected in the performance evaluation included the attainment of key financial indicators that exceeded the target for that year, such as a 22.1% YoY increase in the Company’s net income to Won 1,727.3 billion in 2015 and a decrease in real NPL ratio from 2.65% in 2014 to 1.95% to 2015.

- With respect to results related to strategic initiatives, the major achievements reflected in the performance evaluation included contribution to organizational stabilization through management based on communication with front-line workers and development of the management team and structure; strengthening of business competitiveness by enhancing customer-centric sales channels and increasing marketing efforts; generating synergy by promoting cross-selling and enhancing collaboration among affiliates; and pursuit of business portfolio enhancement by acquiring LIG Insurance.

5.4.	Affiliated Companies

5.4.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2016 are as follows.

•	Kookmin Bank (100.00%)

•	KB Securities Co., Ltd. (100.00%)

•	KB Insurance Co., Ltd. (39.81%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Capital Co., Ltd. (52.02%)

•	KB Savings Bank Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of December 31, 2016 and March 29, 2017, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of KB Financial Group’s common stock he owned as of March 29, 2017 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	10,000	November 20, 2017

6.2.	Non-standing Directors

As of December 31, 2016 and March 29, 2017, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of March 29, 2017 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Hong Lee	April 1958	Non-standing Director	459	2018 Annual General Shareholders’ Meeting (“AGM”)

6.3.	Non-executive Directors

Our non-executive directors, the end of their terms and the number of shares of KB Financial Group’s common stock they respectively owned as of March 29, 2017 are as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Young Hwi Choi	October 1945	Non-executive Director	—	March 23, 2018
Stuart B. Solomon	July 1949	Non-Executive Director	—	March 23, 2019
Suk Ryul Yoo	April 1950	Non-executive Director	—	March 23, 2018
Michael Byungnam Lee	September 1954	Non-executive Director	1,020	March 23, 2018
Jae Ha Park	November 1957	Non-executive Director	—	March 23, 2018
Eunice Kyonghee Kim	March 1959	Non-executive Director	—	March 23, 2018
Jongsoo Han	October 1960	Non-executive Director	—	March 23, 2018

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following sixteen executive officers as of March 29, 2017.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Ok Chan Kim	July 1956	President & Chief Operating Officer	5,174	November 20, 2017
Ki Heon Kim	October 1955	Deputy President and Chief Information Technology Officer	—	December 31, 2017
Dong Cheol Lee	October 1961	Deputy President and Chief Strategy Officer	600	December 31, 2017
Jeong Rim Park	November 1963	Deputy President; Wealth Management Planning Department	540	December 31, 2017
Kwi Sang Jun	July 1960	Deputy President; Corporate and Investment Banking Planning Department	167	December 31, 2017

Ki Hwan Kim	March 1963	Senior Managing Director and Chief Risk Management Officer	321	December 31, 2017
Young-Tae Park	December 1961	Senior Managing Director and Chief Data Officer	450	December 31, 2017
Jae Hong Park	April 1967	Senior Managing Director and Chief Global Strategy Officer	—	December 31, 2017
Hong Seob Shin	September 1962	Senior Managing Director and Chief Public Relation Officer	580	December 31, 2017
Kyung Yup Cho	September 1961	Senior Managing Director; KB Research	800	December 31, 2017
Jae Keun Lee	May 1966	Managing Director and Chief Financial Officer	119	December 31, 2018
Chang Kwon Lee	November 1965	Managing Director; Strategic Planning Department	—	December 31, 2018
Dong Whan Han	January 1965	Managing Director and Chief Future Innovation Officer	100	December 31, 2018
Chai Hyun Sung	September 1965	Managing Director and Chief Human Resources Officer	450	December 31, 2018
Pil Kyu Im	March 1964	Managing Director and Chief Compliance Officer	445	January 10, 2018
Young Hyuk Jo	April 1963	Managing Director and enforcement officer of the Internal Audit; Audit Department	461	December 31, 2017

As of March 29, 2017, the following management also serves as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment date
Jong Kyoo Yoon	Kookmin Bank	President and Chief Executive Officer	November 2014
Hong Lee	Kookmin Bank	Senior Executive Vice President; Shared Service Group	January 2017
Ki Heon Kim	Kookmin Bank	Senior Executive Vice President, Head of IT Group	January 2015
Jeong Rim Park	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2017
	KB Securities	Deputy President; Wealth Management Division	January 2017
Kwi Sang Jun	Kookmin Bank	Senior Executive Vice President, Corporate Investment Banking Group	January 2016
	KB Securities	Deputy President; Investment Banking Division	January 2017
Jae Hong Park	Kookmin Bank	Senior Managing Director; Global Business Division	January 2016
Ki Hwan Kim	Kookmin Bank	Managing Director; Risk Management Group	January 2016
Hong Seob Shin	Kookmin Bank	Managing Director; Consumer Brand Strategy Group	January 2016
Dong Whan Han	Kookmin Bank	Managing Director; Future Channel Group	January 2017
Dong Cheol Lee	KB Securities	Non-standing Director	December 2016
Jae Keun Lee	KB Insurance	Non-standing Director	March 2017
	Kookmin Card	Non-standing Director	February 2017

As of December 31, 2016, following non-executive director also served as a director at another company.

Name	Company	Position	Appointment date
Suk Ryul Yoo	Jungmok	CEO	December 2013

6.5.	Employees

The following table shows information regarding our employees as of December 31, 2016.

			(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Amount of Annual Salaries	Average Annual Salary per Person (1)
Total	159	36	17,486	110

(1)	Represents (i) the total amount paid for the year ended December 31, 2016 divided by (ii) the total number of employees as of December 31, 2016.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2016.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	41,190,896	9.85
JP Morgan Chase Bank, N.A.(2)	29,069,705	6.95

(1)	Calculated based on 418,111,537 shares of our common stock issued and outstanding as of December 31, 2016.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.

7.2.	Changes in the Largest Shareholder

(As of December 31, 2016)			(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20
Korean National Pension Service	August 12, 2016	36,826,207	9.53
Korean National Pension Service	December 31, 2016	41,190,896	9.85

(1)	Based on 418,111,537 total issued shares of common stock for dates on or after October 19, 2016, and 386,351,693 total issued shares of common stock for dates prior to October 19, 2016.

7.3.	Employee Stock Ownership Association

(As of December 31, 2016)		(Unit: shares)
Company Name	Number of shares	Type of shares
KB Financial Group Inc.	12,625	Common Stock
Kookmin Bank	1,869,880	Common Stock
KB Securities Co., Ltd.	8,806	Common Stock
KB Insurance Co., Ltd.	—	—
KB Kookmin Card Co., Ltd.	92,197	Common Stock

KB Life Insurance Co., Ltd.	9,967	Common Stock
KB Asset Management Co., Ltd.	3,862	Common Stock
KB Capital Co., Ltd.	—	—
KB Savings Bank Co., Ltd.	448	Common Stock
KB Real Estate Trust Co., Ltd.	4,782	Common Stock
KB Investment Co., Ltd.	1,318	Common Stock
KB Credit Information Co., Ltd.	5,867	Common Stock
KB Data Systems Co., Ltd.	8,749	Common Stock

Total	2,018,501	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of December 31, 2016)				(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)
	Number of shares	Shareholding percentage	Book value
Kookmin Bank	404,379,116	100	14,821,721	301,205,007	967,766
KB Securities Co., Ltd. (2)	298,620,424	100	3,342,391	29,463,149	(344)
KB Insurance Co., Ltd. (3)	26,472,759	39.81	1,053,690	29,352,211	295,780
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	15,739,739	318,627
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	8,887,383	12,748
KB Asset Management Co., Ltd.	7,667,550	100	96,312	170,781	58,756
KB Capital Co., Ltd.	11,180,630	52.02	279,870	7,452,823	96,696
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,078,130	10,319
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	216,687	29,270
KB Investment Co., Ltd.	8,951,797	100	104,910	146,372	4,513
KB Credit Information Co., Ltd.	1,252,400	100	23,621	27,973	43
KB Data Systems Co., Ltd.	800,000	100	6,334	27,037	613

Total	—	—	22,446,435	—	—

(1)	Based on K-IFRS (on a separate basis)
(2)	KB Securities was added as a non-consolidated first-tier subsidiary on May 31, 2016. On August 2, 2016, the Company entered into a stock swap agreement with Hyundai Securities to effect a comprehensive stock swap (the “Stock Swap”), pursuant to a resolution of its directors. On October 4, 2016, the Stock Swap was approved at the extraordinary shareholders’ meeting of Hyundai Securities. On October 19, 2016, the Stock Swap was effected, as a result of which Hyundai Securities became a wholly-owned subsidiary of the Company. On November 1, 2016, Hyundai Securities was delisted. On December 30, 2016, KB Investment & Securities was merged with and into Hyundai Securities, with Hyundai Securities as the surviving entity, and KB Securities was launched.
(3)	KB Insurance was added as a non-consolidated first-tier subsidiary on June 24, 2015.

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

						(Unit: billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

						(Unit: billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

						(Unit: billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

						(Unit: billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 31, 2017	By: /s/ Jae Keun Lee

(Signature)

	Name:	Jae Keun Lee

	Title:	Managing Director and Chief Financial Officer